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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   TPG Advisors III, Inc.
--------------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

   301 Commerce Street, Suite 3300
 -------------------------------------------------------------------------------
                                    (Street)

   Fort Worth                         Texas                 76102
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     February [27], 2003
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Endurance Specialty Holdings Ltd. (ENH)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares, par value $1.00        9,061,185                    (I)                  Through funds managed by the Reporting
                                                                                          Person (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares, par value $1.00           781,605                    (I)                  Through funds managed by the Reporting
                                                                                          Person (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares, par value $1.00           157,210                    (I)                  Through funds managed by the Reporting
                                                                                          Person (1)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================
                  Potential persons who are to respond to the collection of information contained in this form
                    are not required to respond unless the form displays a currently valid OMB control number.                (over)
                                                                                                                    SEC 1473 (02-02)


Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Warrants                 Currently  12/14/11        Class A Shares         493,160       $20.00         (I)       Through funds
                                                                                                                  managed by the
                                                                                                               Reporting Person (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrants                 Currently  12/14/11        Class A Shares          42,420       $20.00         (I)       Through funds
                                                                                                                  managed by the
                                                                                                               Reporting Person (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrants                 Currently  12/14/11        Class A Shares          11,465       $20.00         (I)       Through funds
                                                                                                                  managed by the
                                                                                                               Reporting Person (1)

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====================================================================================================================================

/s/ Richard A. Ekleberry                                 February 27, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        By:  Richard A. Ekleberry
        Title:  Vice President

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Continuation Sheet to Form 3

===============================================================================

Name and Address of Reporting Person           TPG Advisors III, Inc.
                                               301 Commerce Street, Suite 3300
                                               Fort Worth, Texas 76102


Issuer Name and Ticker or                      Endurance Specialty Holdings Ltd.

Trading Symbol                                 ENH
Statement for Month/Day/Year                   02/[27]/2003
===============================================================================

Explanation of Responses:

(1) TPG Advisors III, Inc., a Delaware corporation (the "Reporting Person") is the general partner of TPG GenPar III, L.P., a Delaware limited partnership ("GenPar III"), which in turn is the general partner of each of TPG Endurance Partners (Cayman), L.P., ("Endurance Partners") and TPG Endurance Investments (Cayman) L.P. ("Endurance Investments"), and the sole member of TPG GenPar Dutch, L.L.C., a Delaware limited liability company, which is the general partner of TPG Dutch Parallel III, C.V., a commanditaire vennootschap (limited partnership) formed under the laws of the Netherlands ("Dutch III", together with Endurance Partners and Endurance Investments, the "TPG Funds"). Endurance Partners directly holds 9,061,185 shares of the Issuer's ordinary shares, par value $1.00 ("Ordinary Shares") and warrants ("Warrants") exercisable for 493,160 shares of Ordinary Shares. Endurance Investments directly holds 781,605 shares of the Issuer's class A shares, par value $1.00 ("Class A Shares") and Warrants exercisable for 42,420 shares of Class A Shares. Dutch III directly holds 157,210 shares of Class A Shares and Warrants exercisable for 11,465 shares of Class A Shares. The Reporting Person is deemed to be the beneficial owner of Ordinary Shares, Class A Shares and Warrants beneficially owned by the TPG Funds only to the extent of the greater of its direct or indirect interest in the profits or capital accounts of such funds. Pursuant to Rule 16a-1(a)(4) under the Securities and Exchange Act (the "Exchange Act"), this filing shall not be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Exchange Act or otherwise, the beneficial owner of any securities beneficially owned by the TPG Funds in excess of such amount. The shareholders of the Reporting Person are David Bonderman, James G. Coulter and William S. Price, III (collectively, the "Shareholders"). However, each Shareholder disclaims beneficial ownership of any of the Issuer's securities reported herein.